[Umpqua Holdings Corporation Letterhead]

May 22, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Sharon Blume and Babette Cooper

100 F Street, N.E.

Washington, DC 20549

Re: Your file no. 001-34624

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated May 11, 2012 with respect to the Form 10-K for the period end December 31, 2011 (the “2011 10-K”), which was filed February 17, 2012 by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

1.       We have reviewed your response to comment two from our letter dated April 12, 2012. In your response, you state that compensation can be any one or a combination of additional collateral, additional guarantor(s), prefunded payment reserves, shortened amortization, principal paydown and adjustment to or above current market interest rates. Please tell us why you believe compensation should include anything other than additional collateral and/or guarantor(s), as these are the only compensation items discussed in ASC 310-40-15-14 for purposes of determining whether a concession has been granted.

The analysis of compensation and concessions are inextricably linked. If the bank receives adequate compensation, no concession has been made. If it is determined that adequate compensation has not been received, a concession has been granted. Additional collateral and/or guarantor(s) are items analyzed for purposes of determining whether adequate compensation has been received or if a concession is granted. However, requests for modification often include other terms, such as pre-funded payment reserves, principal paydowns, shortened amortization, and changes in interest rates, which can improve the collateral and/or guarantor(s) strength of a loan, and are included in our analysis, to the extent necessary. For example, a principal reduction of a loan, either by the borrower or a guarantor, could render the additional guarantor strength to be considered adequate compensation.

2.       For those cases where you believe additional guarantor(s) provided adequate compensation for a loan modification, please tell us how you evaluated both the guarantor’s ability and its willingness to pay the balance owed. For example:

•         Discuss in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

In evaluating the financial wherewithal of the guarantor, the Company obtains financial statements, supporting schedules and documentation and tax returns. The Company analyzes this information to identify and verify sources of discretionary cash flow, unencumbered cash or marketable securities, and determine secondary asset support in the form of real estate equities, pledged as part of the guarantee. Generally, in order for us to consider the addition of a guarantor they must meet our definition of a “material guarantor” which definition states in part: “the guarantor must have the financial capacity, defined as verified discretionary cash flow, and presumed willingness to repay the credit through well-defined primary and secondary sources, independent of the cash flow derived from the borrower; or, the guarantor must have unencumbered cash or marketable securities to retire the loan to the borrower and have the presumed willingness to do so”. Current financial statements and tax returns are obtained and analyzed as needed, to verify ongoing presumed ability and willingness to repay the loans if needed. Typically, personal financial statements of the guarantor are required and reviewed on an annual basis.

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•         Tell us how often you have pursued and successfully collected from a guarantor during the past two years; and

The Company does not formally track the number of successful guarantor collections. Collection efforts with a guarantor can be avoided due to successful negotiations, which may include the guarantor establishing payment reserves, providing additional collateral, and/or providing supplemental cash flow to the borrower directly.

•         Discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

For collateral dependent loans where the proceeds from the collateral are not sufficient to repay the loan, the Company will pursue the guarantor(s) for collection of the difference between the collateral value and the loan balance. However, the bankruptcy of a guarantor will preclude enforcement action. Also, when a guarantor proves, by furnishing current financial statements and tax returns, there are no assets to pursue and/or they do not have surplus cash flow to service the remaining loan balance, we will not pursue the guarantor. However, on a case by case basis, the Company may engage an asset search firm to verify the absence of any secondary sources of repayment. If a guarantor refuses to provide current financial information but we suspect that there are assets to pursue, a suit on the guaranty may be instituted and, during the course of that litigation, we develop information about the guarantor’s current financial condition, which becomes the basis for deciding how far to press the claim.

3.       In your response you state that you believe adequate compensation has been received (i.e. no concession granted), if you can reasonably make the case that you are in “a stronger overall position” after the modification is granted. Please explain in more detail what you mean by stronger overall position, as it seems a troubled debt restructuring, in most cases, would put you in a stronger overall position since they are typically designed to improve collections and reduce losses on problem loans.

Our statement ‘a stronger overall position’ refers to consideration of the value of the additional compensation received (i.e. additional material guarantor and/or additional pledged collateral). A troubled debt restructuring designation is always required if it is determined compensation does not adequately cover the concessions granted.

4.       Please clarify whether you consider the $169.1 million of loans modified but not considered to be troubled debt restructurings impaired and whether you measure impairment of these loans individually in accordance with ASC 310-10.

As of March 31, 2012, of the loans modified but not considered to be troubled debt restructurings during 2011, $0.7 million were impaired at modification and $5.0 million were downgraded to impaired status subsequent to modification, for which impairment is measured individually in accordance with ASC 310-10. Modifications are monitored on a loan by loan basis to ensure the recognition of impairment, if appropriate, is not deferred.

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In connection with responding to your comments the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President/Chief Financial Officer and

Principal Financial Officer

Umpqua Holdings Corporation

May 22, 2012

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